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                                                                   Exhibit 99.42

TRANSITION THERAPEUTICS INC.

                                                            (COMPUTERSHARE LOGO)

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com

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                                        SECURITY CLASS

                                        HOLDER ACCOUNT NUMBER

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FORM OF PROXY - ANNUAL MEETING TO BE HELD ON DECEMBER 12, 2005

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1.   EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND
     ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED
     HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS
     NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 4:30 pm, Eastern Time, on December 8, 2005

                                                                                       18OC05065.E.SEDAR/000001/000001/i
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APPOINTMENT OF PROXYHOLDER

I/We being holder(s) of TRANSITION THERAPEUTICS      ENTER THE NAME OF THE
INC. hereby appoint(s) Tony Cruz, Chief              PERSON YOU ARE APPOINTING
Executive Officer and a Director of the          OR  IF THIS PERSON IS SOMEONE
Corporation, or failing him, Mr. Louis               OTHER THAN THE FOREGOING.  ________________________________________
Alexopoulos, Secretary of the Corporation

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual
Meeting of Transition Therapeutics Inc. to be held at Room CR3, South Tower, Ground Floor, MaRS Discovery District, 101
College Street, MaRS Centre, Toronto, ON on December 12, 2005 at 4:30 PM (EST) and at any adjournment thereof.

1. ELECTION OF DIRECTORS as outlined in the Information Circular.

FOR all nominees:                 [ ]

WITHHOLD vote for all nominees:   [ ]

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2. APPOINTMENT OF AUDITORS

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors for the             FOR [ ]   WITHHOLD [ ]
Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

RESOLUTION Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

                                                                                                           FOR   AGAINST

3    To pass an ordinary resolution to approve the amendment to the stock option plan of the Corporation   [ ]      [ ]
     to, among other things, change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Corporation from time to time.

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AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS
RECOMMENDED BY MANAGEMENT.

Signature(s)                                                                  Date


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FINANCIAL STATEMENTS REQUEST                     INTERIM FINANCIAL REPORTS                   ANNUAL REPORTS

In accordance with securities regulations,       [ ] Mark this box if you would like to      [ ] Mark this box if you DO
shareholders may elect annually to receive           receive interim financial reports           NOT want to receive the
financial statements, if they so request. If         by mail. You may also register online       Annual Report by mail.
you wish to receive such mailings, please mark       to receive financial statements at
your selection.                                      www.computershare.com/ca/mailinglist

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

0 0 8 7 0 4

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